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William J. McCarthy
President
and Chief Executive Officer


September 13, 1995




PRIVATE AND CONFIDENTIAL

Mr. Francesco Galesi
Chairman
Galesi Group
110 E. 59th Street - 20th Floor
New York, NY  10022

Dear Franceso,

        This letter sets forth a proposal for the acquisition by ABS Industries, Inc. (ABS) of all the issued and outstanding capital stock of Mercer Forge Corporation and A & M Corporation, both hereafter referred to as "Mercer".

        In formulating this proposal we have relied upon the information and financial statements provided to us by Ladenburg, Thalmann & Co. Inc., and various conversations we have had with representatives of the Company.

        1. PURCHASE AGREEMENT. The transaction shall be subject to the negotiation, execution and delivery of a mutually satisfactory purchase agreement (the "Purchase Agreement") containing all of the usual and customary terms, conditions, indemnities, covenants, representations and warranties normally included in such a transaction, in addition to the contingencies set forth in this letter.

        2. CONSIDERATION. The total consideration for all Mercer stock shall be in the form of approximately 1,600,000 shares of ABS stock with a current market value of $10.25 - 11.00 totalling $15,375,000 to 16,500,000.

        3. DOCUMENTATION: SCHEDULE. Upon the execution and delivery of this letter of intent, counsel for the Buyer shall begin to prepare the Purchase Agreement. This letter of intent will terminate unless the Purchase Agreement is signed by October 31, 1995.

        4. ACCESS TO MERCER: CONFIDENTIALITY. From the date of acceptance of this letter by Mercer, Mercer shall cause to permit representatives of ABS to have reasonable access to Mercer; and its management, records and facilities for the purpose of undertaking due diligence. ABS agrees that it will not disclose or use any confidential information with respect to























































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September 13, 1995



Mercer previously or hereafter provided at any time or in any manner except that ABS may disclose such confidential information to its representatives, all of whom shall be instructed by ABS to keep such information strictly confidential. If the transaction contemplated herein is not consummated, ABS will promptly return all documents, contracts and records previously provided to ABS and shall keep strictly confidential any information (unless ascertainable from public or published information or trade sources) obtained from or on behalf of Mercer concerning Mercer's operations and business.

        5. CONDUCT OF BUSINESS. Pending execution of the Purchase Agreement, Mercer will not pay any dividends, issue or repurchase any securities or rights or options therefore or incur any long-term debt or capital leases; and Mercer will conduct its business only in the ordinary course and will not take any steps that will result in any material adverse change in the assets, liabilities, prospects, business or goodwill of Mercer.

        6. NO OTHER NEGOTIATIONS. In consideration for the substantial expenditure of time, effort and expense to be undertaken by ABS in connection with the investigation and documentation of this proposed transaction, Mercer undertakes and agrees that until November 30, 1995 it will negotiate exclusively and in good faith with ABS and it will not permit any of its agents or any person acting for Mercer or its shareholders, directly or indirectly, to enter into or conduct any discussions or solicit, encourage, receive or entertain any proposals relating to the sale of the stock or assets of Mercer and any such discussions or solicitations previously commenced shall be terminated immediately. Mercer will promptly inform ABS of any inquiries, proposals or offers with respect to the foregoing and instruct its representatives to abide by the exclusivity portions of this letter.

        7. PUBLIC ANNOUNCEMENTS. ABS is obligated to announce significant developments and will promptly announce in broad terms, the general contents of this letter and such announcement shall immediately toll any applicable waiting periods required by the SEC.

        8. EXPENSES. Mercer and ABS agree to pay all of their own expenses incident to the negotiation and preparation of the Purchase Agreement and the consummation of all transactions contemplated hereby and by the Purchase Agreement.

        9. CONTINGENCIES. The transaction described herein will be subject to the following conditions:

        (a) Negotiations and execution of a mutually acceptable Purchase Agreement.
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September 13, 1995

        (b) Completion of a satisfactory due diligence review.

        (c) Absence of any material adverse change in Mercer or in the value of Mercer or its assets.

        (d) Approval of the directors and shareholders of Mercer.

        10. EMPLOYMENT AGREEMENTS. ABS has achieved rapid increases in sales and profits for more than five years and does not currently employ any management depth. A significant portion of ABS interest in Mercer focuses upon management experience in various skilled areas unfamiliar to ABS. Mark Clark and others are designated as key employees. Key employees are needed for continuity and shall be covered under a special agreement including a non compete provision. Compensation shall be based upon mean salary and bonus for comparable positions defined by recognized published compensation tables for the forging and machining industry. After closing, for twelve months, key employees shall be given severance pay for twelve months if severed without cause and thirty days severance pay if severed for cause.

        11. VALUE. It is expected Mercer will achieve more than $40 million dollars in sales and more than 5% in after tax profits for fiscal 1995. EBIT estimate $4,217,000.

        12. CONCENTRATION. A very high percentage of Mercer sales are scheduled for Dana Corporation. ABS wishes to pursue the possibility of the development of, or a reasonable extension of current contracts.

        13. UNITED STEEL WORKERS OF AMERICA. Special concern exists on the part of ABS for contracts with the United Steel Workers of America. Maximum consideration should be given to the development of an expansion amendment addressing current work rules, overtime requirements and arbitration.

        14. CLOSING DATE. The closing of the Transaction would occur at the earliest possible date upon satisfactory completion of the conditions to closing referenced in paragraph 9, but in all events on or before November 30, 1995, unless the parties otherwise mutually agree. Prior to the date of closing, Mercer's business will be operated in a manner consistent with past practices designed to maintain and preserve its relationships with its customers, suppliers, employees, contractors and agents.

        15. CONDITIONS OF CLOSING. The Transaction is conditioned upon the completion, to the satisfaction of Mercer and ABS and its respective legal counsel, of the following conditions:

        a.   approval by ABS' Board of Directors;

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September 13, 1995

        b. the successful completion by the undersigned of the due diligence review of Mercer as described in paragraph below and ABS' complete satisfaction with the results of such review;
             and

        c. the absence of material adverse changes in the financial condition, prospects, assets and liabilities of Mercer.

        16. AMENDMENT. This letter of intent may be amended only by a writing signed and delivered by all parties hereto.

        17. MISCELLANEOUS. It is understood that this letter is intended to be, and shall be construed only as, a letter of intent summarizing and evidencing the discussions between Mercer and ABS to the date hereof and not as an offer to purchase or sell the stock or assets of Mercer or an agreement with respect thereto, and that the respective rights and obligations of Mercer and ABS remain to be defined in the Purchase Agreement, into which this letter of intent shall merge; provided, however, that the respective obligations of Mercer and ABS under Sections 4, 5, 6, 7 and 8 above shall be binding and enforceable upon them.

        If the foregoing proposal meets with your approval, kindly so signify by signing and returning the enclosed copy of this letter, whereupon this letter shall constitute a Letter of Intent between the parties in accordance with the terms and provisions set forth above.

        We look forward to receiving your reply.

Very truly yours,

ABS INDUSTRIES, INC.


/s/ William J. McCarthy
--------------------------
William J. McCarthy
President
ABS Industries, Inc.

Agreed this
13th day of September, 1995
----


GALESI GROUP


/s/ Francesco Galesi
--------------------------
Francesco Galesi
Chairman